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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9

                              (AMENDMENT NO. 2)


               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           RELIANCE ELECTRIC COMPANY
                           (Name of Subject Company)

                           RELIANCE ELECTRIC COMPANY
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, Par Value $.01 Per Share
       Including The Associated Series A Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                   759458102
                     (CUSIP Number of Class of Securities)

                            William R. Norton, Esq.
                 Vice President, General Counsel and Secretary
                           Reliance Electric Company
                            6065 Parkland Boulevard
                             Cleveland, Ohio 44124
                                 (216) 266-5800
 (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            Michael L. Miller, Esq.            Joseph B. Frumkin, Esq.
            Calfee, Halter & Griswold          Sullivan & Cromwell
            800 Superior Avenue, Suite 1800    125 Broad Street
            Cleveland, Ohio 44114              New York, New York 10004
            (216) 622-8200                     (212) 558-4000

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        This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 21, 1994 (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.



ITEM 4.      THE SOLICITATION OR RECOMMENDATION.

             Item 4(b) is hereby amended and supplemented by adding thereto the following:

                 The Board of Directors is unable to predict when it will be in a position to make a recommendation with respect to the Offer. As previously disclosed, the Board of Directors has not been able to fully assess the relative merits of the Offer as compared to the strategic business combination with General Signal because of the significant uncertainties associated with the Offer, as well as uncertainty with respect to the terms that may ultimately be available to the Company's shareholders. The matters that need to be resolved in order for the Board of Directors to be in a position to make a recommendation include obtaining information as to the terms, including consideration, that ultimately may be available to the Company's shareholders; whether Rockwell would be willing to enter into a substantially unconditional merger agreement with the Company that requires Rockwell to reduce to a minimum the conditions to the Offer that could permit Rockwell to terminate the Offer without the purchase of Shares; and whether the Company could enter into negotiations or a merger agreement with Rockwell without becoming obligated to pay General Signal the $50 million termination payment (whether through the agreement of General Signal or as a result of indemnification from a third party). The Company does not believe the form of merger agreement delivered by Rockwell on November 7, 1994 resolves these matters.


                                        -1-


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1994

                                          RELIANCE ELECTRIC COMPANY



                                          By: /s/ John C. Morley
                                              --------------------------
                                              Name: John C. Morley
                                              Title: President and Chief
                                                     Executive Officer